August 23, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jan Woo, Staff Attorney, Maryse Mills-Apenteng, Special Counsel

RE:  BENEFIT SOLUTIONS OUTSOURCING CORP.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 1, 2010
     FILE NO. 333-167917

Ms. Woo & Ms. Mills-Apenteng:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Benefit Solutions Outsourcing, Corp. (the "Company") dated August 18, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note from your disclosures on page 4 that you estimate you will need $25,000 to complete your business and marketing plan, however on page 14 you indicate the business and marketing plan will cost approximately $20,000. Alternative, the disclosures on pages 7, 22, 23, and 24 indicate you will need $150,000 over the next 12 months to execute your business plan. Please reconcile these amounts and revise your disclosures to correct the various inconsistencies throughout your filing. In your response, please provide a breakdown of the individual estimated costs you anticipate incurring in order to implement your business plan.

RESPONSE:

We concur with the Staff and have adjusted the disclosures to reflect that our business requires $150,000 for full operations over the next 12 months. The first milestone is to complete the business and marketing plan which is estimated at $25,000 which includes this offering's expenses. The next milestone is the development of the company's products and services which is estimated at $100,000. The balance of the funds of $25,000 will be for hiring key personnel and other operating expenses.

STAFF COMMENT 2:

We note your response to prior comment 8. Please tell us the nature of the business relationship with the colleague of Mr. Mills who is providing the office space free of charge. Disclosure the material terms of the office space arrangement, including the length of the time the company will be able to use the office space without paying rent and where there are any conditions to the use of the space. Tell us where there are any documents evidencing the office space arrangement and what consideration you have given to filing such documents pursuant to Item 601(b)(10) of Regulation S-K.

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RESPONSE:

We concur with the Staff and have updated the reference to Company's office to reflect there is no formal or written agreement for the office space, the office is available for at least a year, no conditions for the use of the space, and the relationship between Mr. Mills and the colleague providing the space is a personal friendship. There is no compensation or other consideration for the use of the space.

STAFF COMMENT 3:

Please expand the risk factor to clarify, if true, that you have not yet generated revenues from operations and that you currently do not have any clients or contracts.

RESPONSE:

We concur with the Staff and have updated the risk factor to clarify that we have no revenues from operations nor clients or contracts.

STAFF COMMENT 4:

We note your new risk actor in response to prior comment 10. Please expand the risk factor to disclose the costs related to becoming a public reporting company. Alternatively, you may include a cross-reference to your disclosure on page 14 stating that you anticipate costs over the next year relating to "audit, SEC filings, and legal" to be approximately $5,000 to $6,000. Quantitative disclosure is necessary to provide meaningful context for investors to assess the company's future expense.

RESPONSE:

We concur with the Staff and have added the cross-reference to public company costs on page 14.

STAFF COMMENT 5:

In response to prior comment 12, you state in the subheading that you "will not be able to complete the business and marketing plans" if you do not sell all of the securities from this offering. However, your risk factor indicates that you will be able to complete the business and marketing plan in six months even if you sell 25% of the securities in the offering. Please clarify this disclosure. Disclose the amount that you will need to complete the business and marketing plans, and state whether the proceeds from the offering at any level will be sufficient to execute the business and marketing plans.

RESPONSE:

We concur with the Staff and have revised the disclosure to reflect amount of proceeds to complete the business and marketing plans. In addition, we have disclosed that the proceeds from this offering will not be sufficient to fully execute our business plan over the next twelve (12) months.

STAFF COMMENT 6:

We note your response to prior comment 13. Please expand your risk factor to alert investors, consistent with Note 5 to the financial statements, that the sole officer and director of the company may, in the future, become involved in other business opportunities that become available and that Mr. Mills may face a conflict on selecting between the company and other business interests.

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RESPONSE:

We concur with the Staff and have expanded the risk factor to disclose that Mr. Mills may have a conflict with the Company and other business matters.

STAFF COMMENT 7:

Please revise to include a discussion of how you intend to use the proceeds from this offering if less than 100% of the shares are sold. For instance, we note that the funds raised from this offering will first be used to cover mandatory operating expenses of approximately $5,000 to $6,000 and the remaining funds will be used to further the development of your business and marketing plan. Disclose how you intend to allocate the remaining funds, if any, assuming only 25%, 50% or 75% of the shares are sold. In this regard, provide a more detailed discussion of the extent to which you will be able to implement your business and marketing plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50% or 75% of the shares are sold.

RESPONSE:

We concur with the Staff and have updated the use of funds as top how the proceeds will be used if less than all the shares are sold in this offering. The use of the funds from this offering will be used to complete the business and marketing plan.

STAFF COMMENT 8:

We note that your revised disclosure in response to prior comment 16 has not clarified that a trading market may only develop once the registration statement, rather than the company, is declared effective by the SEC. Please revise accordingly.

RESPONSE:

We concur with the Staff and have updated the disclosure to reflect that the trading market is contingent that the registration statement is declared effective by the SEC.

STAFF COMMENT 9:

We note your new risk factor regarding government law and regulation in response to prior comment 20. Please provide a reasonably detailed discussion of the specific laws and regulations to which you will be subject in the Business section of the filing. For example, discuss whether you need any government approvals in order to initiate your business, whether you will be subject to ongoing government oversight, and whether there are potential liabilities to which you may be subject.

RESPONSE:

We concur with the Staff and have added the detailed discussion of the government regulations to our business section

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STAFF COMMENT 10:

We note you have revised your disclosure in response to prior comment 23; however, your disclosure appears to be entirely on the assumption that you will raise an additional $150,000 within the next 12 months. Please revise the plan of operations to provide a clear timeline (in narrative or tabular form) and a concise description of each of the activities you plan to undertake during the next 12 months. Then specify the number of months you expect to be able to fund these activities based upon your available cash resources and the net proceeds from this offering assuming 100% and 50% of the shares are sold. Since it appears that you will not have sufficient cash resources to fund all 12 months, also state the number of months for which you will need to raise additional funds to meet the expenditures required to operate your business. Any discussion of the amounts needed to operate the business beyond what you anticipate raising from this offering should be discussed at the end of the section, after you have clearly described how the proceeds from this offering will be applied. Ensure that your disclosure in this regard is consistent throughout your prospectus. Finally, disclose your course of action if the company is unable to sell all of the securities in this offering or secure additional funding.

RESPONSE:

We concur with the Staff and have updated the Plan of Operations section to outline the Company's milestones over the next twelve (12) months for both selling 50% and 100% of the securities in this offering. In addition, we have added the Company's course of action should all the securities of this offering not be sold and additional capital is not secured.

STAFF COMMENT 11:

We note your response to prior comment 25 and your revised disclosures beginning on page 23. It is still not clear how your current cash resources along with the estimated proceeds from this offering will be sufficient to fund your business and marketing plan. For instance, you indicate that if you sell 100% of this offering it will take two months to complete your business and marketing plan. However, considering you anticipate needing $150,000 in order to execute your business plan, tell us how the estimated $25,000 net proceeds from this offering (assuming 100% of the shares are sold) will be sufficient for you to execute your business plan in two months. Please explain further and revise your disclosures to clearly indicate how your current and anticipated resources will be used to fund your operations.

RESPONSE:

We concur with the Staff and have updated the disclosures to reflect that we need $150,000 to operate our business over the next 12 months. The purpose of this offering is to raise capital of $25,000 to complete the business and marketing plan which we expect to complete in two months after the full offering is completed. Afterwards, we plan to raise a minimum of $125,000 to run the full operations of the business for the remainder of the year.

STAFF COMMENT 12:

We note that your response to prior comment 27 does not address why you have not filed any documents related to the unregistered sale of the 9,000,000 shares of common stock to Mr. Mills. Given that this constitutes a related party agreement, the agreement or contract should be filed as an exhibit pursuant to
Item 601(b)(10)(ii)(A) of Regulation S-K. As requested, please file the agreement or tell us why you believe you are not required to file the agreement.

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RESPONSE:

We concur with the Staff and included the stock agreement as an exhibit to our registration statement.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-306-1365.

Sincerely,

/s/ Jamie Mills

Jamie Mills
Chief Executive Officer

Enclosure

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